UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
 AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number:  000-31225

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Pinnacle Financial Partners, Inc. 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

, INC.
150 3rd Avenue South, Suite 900, Nashville, Tennessee	37201
(Address of principal executive offices)	(Zip Code)

PINNACLE FINANCIAL PARTNERS, INC. 401(k) PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2014 AND 2013

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the
Pinnacle Financial Partners, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Pinnacle Financial Partners, Inc. 401(k) Plan (the "Plan") as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Lattimore Black Morgan & Cain, PC

Brentwood, Tennessee
June 24, 2015

PINNACLE FINANCIAL PARTNERS, INC. 401(K) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2014 AND 2013
	2014	2013
Assets:
Investments, at fair value (note 4)	$98,288,799	$83,258,435
Notes receivable from participants	1,285,439	999,882
Total assets	$99,574,238	$84,258,317

Net Assets:
Net assets available for benefits	$99,574,238	$84,258,317

PINNACLE FINANCIAL PARTNERS, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2014 AND 2013
	2014	2013

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (note 4)	$8,858,754	$23,166,406
Interest and dividends	3,132,786	1,472,952
	11,991,540	24,639,358
Contributions:
Participants	4,306,732	3,928,783
Employer	2,446,384	2,241,208
Participant rollovers	650,179	517,968
	7,403,295	6,687,959

Interest on notes receivable from participants	32,378	29,975
Total additions	19,427,213	31,357,292

Deductions from net assets attributed to:
Benefits paid to participants	4,079,637	3,049,769
Other deductions	31,655	31,540
Total deductions	4,111,292	3,081,309
Net increase	15,315,921	28,275,983

Net assets available for benefits:
Beginning of year	84,258,317	55,982,334
End of year	$99,574,238	$84,258,317

PINNACLE FINANCIAL PARTNERS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

(1) Plan Description:

The following description of the Pinnacle Financial Partners, Inc. 401(k) Plan (the "Plan") provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:  The Plan is a defined contribution plan covering all employees of Pinnacle Bank (the Sponsor) and its subsidiaries who are employed during such plan year and are age twenty-one or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:  Each year, participants may contribute up to 50% of pretax annual eligible compensation up to the maximum amount allowed by the Internal Revenue Service, as defined in the Plan.  Participants may also make contributions on an after-tax basis (Roth 401k), subject to the same IRC limits when combined with their pretax contributions.  Eligible compensation is defined as all income excluding fringe benefit income and income from stock appreciation rights, nonqualified stock options, incentive stock options, restricted stock awards and bonuses except for incentive bonuses, unless the associate elects otherwise.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers mutual funds and Pinnacle Financial Partners, Inc. common stock.

The Sponsor contributes 100% of the first 4% of eligible compensation that a participant contributes to the Plan.  Additionally, the Sponsor may elect to make a discretionary contribution to the Plan.  Participants who are not employed on the last working day of a Plan year are generally not eligible for the Sponsor's discretionary contribution to the Plan.  As of December 31, 2014 and 2013, no discretionary contribution was made to the Plan by the Sponsor.  The employer's contributions are invested according to the investment options chosen by the participant.

Participant Accounts:  Each participant's account is credited with the participant's contribution and allocations of the Sponsor's contribution and investment earnings.  Allocations are based on participant account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting:  Vesting in participants' and the Sponsor's contributions plus earnings thereon is immediate.

Notes Receivable from Participants:  A participant may receive a loan based on the loan program set forth by the Plan.  Active participants may borrow up to 50% of the vested portion of their accounts, subject to a $50,000 maximum.  Loans are collateralized by participant accounts.  Loans are repaid through payroll deductions over a maximum of five (5) years, unless the loan is for a primary residence, for which an extended term may be obtained.   At December 2014, and 2013, notes receivable from participants totaled $1,285,439 and $999,882, respectively.

PINNACLE FINANCIAL PARTNERS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013
(1) Plan Description:  (Continued)

Notes Receivable from Participants, (Continued):  Current loans bear interest at fixed rates of 3.25%. Notes receivable are stated at their unpaid principal balance plus accrued unpaid interest.

Cash Equivalents:  The Plan considers cash and demand and time deposits with original maturities of three months or less as cash equivalents.

Operating Expenses:  Certain expenses of maintaining the Plan are paid directly by the Plan Sponsor and are excluded from these financial statements.  Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses.  Fees incurred by the Plan for the investment management services or record keeping are included in net appreciation in fair value of investments, as they are paid through revenue sharing, rather than a direct payment from the Plan.

Payment of Benefits:  On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, annual installments, or an annuity.  For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Other: Plan assets are held in trust by Capital Bank & Trust (the "Trustee").

(2) Summary of Significant Accounting Policies:

Basis of Accounting:  The financial statements of the Plan are prepared using the accrual method of accounting.

Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition:  The Plan's investments are stated at fair value.  For investments, if available, quoted market prices are used to value investments.  Many factors are considered in arriving at fair value.  Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.

PINNACLE FINANCIAL PARTNERS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

Notes receivable from participants:  Notes receivable from participants are recorded at their unpaid principal plus accrued and unpaid interest balance. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the plan document.

Payment of Benefits:  Benefits are recorded when paid.

(3) Administration of Plan Assets:

The Plan's assets are held by the Trustee of the Plan.  Contributions are held and managed by the Trustee, which invests cash received, interest and dividend income, and makes distributions to participants.  Certain administrative functions are performed by officers or employees of the Sponsor.  No such officer or employee receives compensation from the Plan.

(4) Investments:

Investments are comprised of the following as of December 31, 2014 and 2013:

	2014	2013
Cash equivalents	$7,991,505	$7,573,127
Mutual funds:
Growth Funds	13,908,358	12,457,637
Growth and income Funds	4,873,136	3,922,856
Equity income Funds	2,256,992	2,017,319
Balanced Funds	3,154,939	2,493,800
Bond Funds	2,529,154	2,482,067
Target Funds	10,975,346	8,356,598
Pinnacle Financial Partners, Inc. common stock	52,599,369	43,955,031
	$98,288,799	$83,258,435

PINNACLE FINANCIAL PARTNERS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

The following presents the investments that represent 5% or more of the Plan's net assets as of December 31, 2014 and 2013:

	2014	2013
Pinnacle Financial Partners, Inc. common stock	$52,599,369	$43,955,031
American Funds Money Market Fund R3	7,991,505	7,573,127

During 2014 and 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) had net appreciation (depreciation) in value in 2014 and 2013, respectively, as follows:

	2014	2013
Pinnacle Financial Partners, Inc. common stock	$9,589,412	$19,314,912
Mutual funds	(730,658)	3,851,494
	$8,858,754	$23,166,406

PINNACLE FINANCIAL PARTNERS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013
(5) Related Party Transactions:

The Plan owned 1,330,282 and 1,351,215 shares of Pinnacle Financial Partners, Inc. common stock as of December 31, 2014 and 2013, respectively.

Also, certain Plan investments are shares of mutual funds managed by American Funds.  The platform to administer the Plan is operated and maintained by American Funds and, therefore, the transactions qualify as party-in-interest transactions. The Plan also holds notes receivable from participants which qualify as party-in-interest transactions.

Fees are charged to the participant for loans and distributions.  These fees totaled $44,876 and $18,711 for the years ended December 31, 2014 and 2013, respectively.  These fees are considered customary and reasonable for such services.

(6) Fair Value of Financial Instruments:

ASC 820-10 defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants. ASC 820-10 also establishes a three level fair value hierarchy that describes the inputs that are used to measure assets and liabilities as follows:

Level 1
Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. The Plan holds cash equivalents, mutual funds and common stock with total fair value at December 31, 2014 and 2013 of $98,288,799 and $83,258,435, respectively, which are measured as Level 1 assets.

Level 2
Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities; quoted market prices that are not in an active market; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan has no Level 2 assets at December 31, 2014 and 2013.

Level 3
Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and/or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation.  These methodologies may result in a significant portion of the fair value being derived from unobservable data.  The Plan has no Level 3 assets at December 31, 2014 and 2013.

PINNACLE FINANCIAL PARTNERS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013
(7) Tax Status:

The "Basic Plan Document" was developed by the Plan's Trustee and submitted to the Internal Revenue Service (Service) for qualifications as a "prototype" plan.  In its letter dated March 31, 2008, the Service opined that the form of this prototype plan is acceptable under Internal Revenue Code Section 401(k) for use by employers for the benefit of their employees.  Although a determination letter has not been requested specifically for this Plan, the Plan's Trustees believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

(8) Plan Termination:

The Sponsor reserves the right to terminate the Plan at any time, subject to the provisions of ERISA.  Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Internal Revenue Code.  Upon termination of the Plan, the Trustee shall pay all liabilities and expenses of the trust.

(9) Risks and Uncertainties:

The Plan provides for various investment options in several investment securities and instruments.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks and values in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

PINNACLE FINANCIAL PARTNERS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

(10) Subsequent Events:

 Management has evaluated subsequent events through June 24, 2015, the date the financial statements were available to be issued.

 (11) Concentration:

At December 31, 2014 and 2013, approximately 54% and 53%, respectively, of Plan assets were invested in Pinnacle Financial Partners, Inc. common stock.  A significant change in the stock price would have a significant effect on the financial statements.

(12) Net Assets:

Net assets available for benefits at December 31, 2014 and 2013, include $7,089,659 and $5,663,460, respectively, of vested benefits allocated to the accounts of participants who as of December 31, 2014 and 2013, had terminated employment with the Sponsor or a subsidiary affiliate thereof.

PINNACLE FINANCIAL PARTNERS, INC. 401(k) PLAN

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	Investments:
*	Pinnacle Financial Partners, Inc.	1,330,282 shares of common stock	$52,599,369
	Pinnacle Participant Directed Funds:
*	American Funds 2010 Target Date Fund R3	45,212 shares	464,328
*	American Funds 2015 Target Date Fund R3	95,519 shares	1,044,973
*	American Funds 2020 Target Date Fund R3	124,175 shares	1,423,041
*	American Funds 2025 Target Date Fund R3	177,346 shares	2,154,748
*	American Funds 2030 Target Date Fund R3	198,924 shares	2,508,436
*	American Funds 2035 Target Date Fund R3	118,465 shares	1,499,772
*	American Funds 2040 Target Date Fund R3	42,993 shares	550,741
*	American Funds 2045 Target Date Fund R3	75,980 shares	976,341
*	American Funds 2050 Target Date Fund R3	23,355 shares	293,800
*	American Funds 2055 Target Date Fund R3	3,820 shares	59,167
*	American Funds American Bal Fund R3	28,447 shares	701,224
*	American Funds Capital Income Builder R3	37,882 shares	2,256,992
*	American Funds Capital World Bond Fund R3	27,785 shares	1,689,485
*	American Funds Capital World Growth & Income R3	36,872 shares	550,705
*	American Funds Small Cap World Fund R3	15,432 shares	677,610
*	American Funds Euro Pacific Growth Fund R3	64,568 shares	2,985,629
*	American Funds Fundamental Investors R3	47,656 shares	2,475,265
*	American Funds Growth Fund of America R3	78,287 shares	3,289,640
*	American Funds High Income Trust R3	11,076 shares	119,066
*	American Funds Money Market Fund R3	7,991,505 shares	7,991,505
*	American Funds US Govt Securities FD R3	6,439 shares	90,278
*	Employer Stock Awaiting Purchase Fund	40 shares	40
	Federated Max-Cap Index - K	44,219 shares	708,386
	Franklin Income Fund - R	1,039,710 shares	2,453,715
	Invesco Small Cap Equity Fund – R	87,221 shares	1,264,704
	Janus Forty Fund R	72,689 shares	2,053,473
	PIMCO Total Return Fund - R	151,813 shares	1,618,330
	PIMCO Real Return Fund - R	13,807 shares	150,775
	Victory Established Value Fund - R	109,129 shares	3,637,261
			98,288,799
*	Notes receivable from participants	Notes, interest rate of 3.25% due 4/2015 – 11/2043	1,285,439
	Total		$99,574,238
_____________________
* Party-in-interest to the Plan

PINNACLE FINANCIAL PARTNERS, INC. 401(k) PLAN

EXHIBIT INDEX
Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PINNACLE FINANCIAL PARTNERS, INC. 401(K) PLAN

/s/ Harold R. Carpenter
Harold R. Carpenter
June 24, 2015	Chief Financial Officer